Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FMC Technologies, Inc.:

We consent to the use of our reports dated February 24, 2016, with respect to the consolidated balance sheets of FMC Technologies, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

October 11, 2016